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swilliams@sidley.com (312) 853-7783	FOUNDED 1866

December 2, 2016

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission (the “Staff”)

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Suzanne Hayes, Assistant Director

Re:	United Insurance Holdings Corp.

Proxy Statement on Schedule 14A

Filed October 5, 2016

File No. 001-35761

Ladies and Gentlemen:

On behalf of United Insurance Holdings Corp. (“UIHC”), we are writing in response to the comments contained in the Staff’s comment letter dated November 2, 2016 (the “Comment Letter”) with respect to the above-referenced Proxy Statement on Schedule 14A (the “Proxy Statement”).

Concurrently herewith, UIHC is filing an amendment to the Proxy Statement (the “Amendment”) via the EDGAR system that reflects changes in response to the Comment Letter, as well as additional changes required to update the disclosure contained in the Proxy Statement. In addition to the EDGAR filing, we are delivering to your attention a hard copy of this letter, along with copies of the Amendment. It is our hope that, with the filing of the Amendment, all responsive material will have been provided and that UIHC would be in a position to obtain an effective date of the Proxy Statement and to complete a definitive filing.

For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comments presented in italicized font type. All page references in the responses set forth below refer to page numbers in the Amendment, as filed with the Staff on December 2, 2016.

Schedule 14A

Shares of UIHC commons stock to be beneficially owned by Mr. Peed…, page 23

1.	Please expand your disclosure to describe briefly the “other rights” under the stockholder agreement which may give the Peed stockholder significant ability to influence the direction of UIHC.

UIHC has revised the Proxy Statement in response to the Staff’s comment. The revised language appears on page 23 of the Amendment.

Background of the Mergers, page 40

2.	Please revise the disclosure concerning the August 27, 2015 introductory meeting to indicate which party initiated contact or otherwise explain how the parties came into contact.

UIHC has revised the Proxy Statement in response to the Staff’s comment. The revised language appears on page 40 of the Amendment.

3.	For the October 28, 2015 meeting, please identify the members of UIHC and AmCo management who were present at the meeting. Please make conforming changes throughout the Background to the Mergers section wherever you discuss meetings involving individuals at UIHC, AmCo, AmRisc and/or BB&T Insurance.

UIHC has revised the Proxy Statement in response to the Staff’s comment. The revised language appears on pages 41 through 44 of the Amendment.

4.	With respect to the November 5, 2015 entries, please revise your disclosure to describe each of the “various financial measures” related to the AmCo proposal that Raymond James presented to the UIHC board. Explain how these financial measures compared to the 57.2% ownership percentage proposed by RDX on October 8, 2015 and the “much lower” level that Raymond James conveyed to Tiger Risk on November 5.

UIHC has revised the Proxy Statement in response to the Staff’s comment. The revised language appears on page 41 of the Amendment.

5.	Please revise to discuss in greater detail the financial analyses of the merger that your financial advisor presented to the board on February 17, 2016, April 27, 2016 and August 10, 2016.

UIHC has revised the Proxy Statement in response to the Staff’s comment. The revised language appears on pages 42, 44 and 45 of the Amendment.

6.	Please expand your discussion of the March 17 and 18, 2016 meetings to describe the discussions regarding Mr. Peed’s potential role with the combined company.

UIHC has revised the Proxy Statement in response to the Staff’s comment. The revised language appears on page 42 of the Amendment.

7.	Please revise to describe the potential terms of the proposed merger that the sides discussed during the March 29, 2016 conference call. Discuss whether any of merger terms were negotiated. Similarly discuss the negotiations that took place “over the course of April.”

UIHC has revised the Proxy Statement in response to the Staff’s comment. The revised language appears on page 43 of the Amendment.

8.	Please describe the discussion regarding the relationship between American Coastal and AmRisc which took place during the April 15, 2016 meeting.

UIHC has revised the Proxy Statement in response to the Staff’s comment. The revised language appears on page 43 of the Amendment.

9.	Please revise to describe the material terms of the May 6, 2016 draft merger agreement and draft stockholders agreements, highlighting any terms that differed materially from the final executed agreements. If material terms were added to later drafts, please revise to disclose accordingly.

UIHC has revised the Proxy Statement in response to the Staff’s comment. The revised language appears on page 44 of the Amendment.

10.	Please describe the “certain issues in the MGA and other contracts” that were addressed in the June 14, 2016 draft letter agreement and the negotiations that took place throughout June.

UIHC has revised the Proxy Statement in response to the Staff’s comment. The revised language appears on page 44 of the Amendment.

Selected Companies Analysis, page 53

11.	Please revise to explain the criteria used to identify the 11 companies and tell us whether any companies meeting that criteria were excluded from the analysis and, if so, the reasons for making such exclusions.

UIHC has revised the Proxy Statement in response to the Staff’s comment. The revised language appears on page 53 of the Amendment.

Business of AmCo, page 91

12.	In light of your disclosures here and on page 28 highlighting AmCo’s reliance on AmRisc to operate its business, please revise to provide a detailed discussion of the Amended and Restated Managing Agency Contract and other material agreements that AmCo has with AmRisc, Peed Management and other affiliates. Also disclose whether AmRisc provides its management agency services exclusively to AmCo or whether it does so for other insurers.

UIHC has revised the Proxy Statement in response to the Staff’s comment. The revised language appears on page 94 of the Amendment.

Products and Distribution, page 93

13.	We note your disclosure that commercial residential policies and “related coverage” account for the vast majority of the business that AmCo writes. Please revise your disclosure to identify the related coverage or coverages that AmCo writes and, if applicable, indicate whether such coverage is a material source of revenue to the business. Also, please discuss in greater detail the product and geographic diversification that you reference in this section.

UIHC has revised the Proxy Statement in response to the Staff’s comment. The revised language appears on page 93 of the Amendment.

14.	Please revise to discuss how AmRisc sells policies on AmCo’s behalf. In this regard, please discuss whether AmRisk sells through dedicated or independent agents and the scale of its sales network.

UIHC has revised the Proxy Statement in response to the Staff’s comment. The revised language appears on page 94 of the Amendment.

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If you have any questions regarding the foregoing or the Amendment, please contact the undersigned at (312) 853-7783.

Very truly yours,

/s/ Scott R. Williams
Scott R. Williams

cc:	John Forney, United Insurance Holdings Corp. (by email)